SCHEDULE 13G

                                 (Rule 13d-102)
                 Information to be Included in Statements Filed
                       Pursuant to Rule 13d-1(b), (c) and
                        (d) and Amendments Thereto Filed
                             Pursuant to Rule 13d-2.
                       SECURITIES AND EXCHANGE COMMISSION'

                              Washington, DC 20549


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                                  Owens Corning
                                (Name of Issuer)



                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    69073F103
                                 (CUSIP Number)


                                  June 21, 2006

             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69073F103

                                  SCHEDULE 13G

1       NAME OF REPORTING PERSON
        /I.R.S. IDENTIFICATION NO. (Entities Only)

        Harbinger Capital Partners Master Fund I, Ltd.
        98-0385493

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                     (b) (X)
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands

         NUMBER OF             5      SOLE VOTING POWER
          SHARES                       0
       BENEFICIALLY
         OWNED BY              6      SHARED VOTING POWER
           EACH                       4,500,000
         REPORTING
          PERSON               7      SOLE DISPOSITIVE POWER
           WITH                       0

                               8      SHARED DISPOSITIVE POWER
                                      4,500,000


9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,500,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.1%

12      TYPE OF REPORTING PERSON

        CO

CUSIP No.  69073F103

                                  SCHEDULE 13G

1       NAME OF REPORTING PERSON
        /I.R.S. IDENTIFICATION NO. (Entities Only)

        Harbinger Capital Partners Offshore Manager, L.L.C.
        73-1637159

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                     (b) (X)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

         NUMBER OF             5      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY              6      SHARED VOTING POWER
           EACH                       4,500,000
         REPORTING
          PERSON               7      SOLE DISPOSITIVE POWER
           WITH                       0

                               8      SHARED DISPOSITIVE POWER

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,500,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.1%

12      TYPE OF REPORTING PERSON

        CO

CUSIP No.  69073F103

                                  SCHEDULE 13G

1       NAME OF REPORTING PERSON
        /I.R.S. IDENTIFICATION NO. (Entities Only)

        HMC Investors, L.L.C.
        63-1264028

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                     (b) (X)
3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

         NUMBER OF             5      SOLE VOTING POWER
          SHARES                      0
       BENEFICIALLY
         OWNED BY              6      SHARED VOTING POWER
           EACH                       4,500,000
         REPORTING             7      SOLE DISPOSITIVE POWER
          PERSON                      0
           WITH                8      SHARED DISPOSITIVE POWER
                                      4,500,000

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        4,500,000

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        8.1%

12      TYPE OF REPORTING PERSON

        CO

CUSIP No.  69073F103

                                  SCHEDULE 13G

1          NAME OF REPORTING PERSON
           /I.R.S. IDENTIFICATION NO. (Entities Only)

           Philip Falcone

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                     (b) (X)
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

            NUMBER OF          5      SOLE VOTING POWER
             SHARES                   0
          BENEFICIALLY
            OWNED BY           6      SHARED VOTING POWER
              EACH                    4,500,000
            REPORTING
             PERSON            7      SOLE DISPOSITIVE POWER
              WITH                    0

                               8      SHARED DISPOSITIVE POWER
                                      4,500,000


9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,500,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.1%

12     TYPE OF REPORTING PERSON

       IN

CUSIP No.  69073F103

                                  SCHEDULE 13G

1        NAME OF REPORTING PERSON
         /I.R.S. IDENTIFICATION NO. (Entities Only)

         Raymond J. Harbert

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) (_)
                                                                     (b) (X)
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

          NUMBER OF            5      SOLE VOTING POWER
           SHARES                     0
        BENEFICIALLY
          OWNED BY             6      SHARED VOTING POWER
            EACH                      4,500,000
          REPORTING
           PERSON              7      SOLE DISPOSITIVE POWER
            WITH                      0

                               8      SHARED DISPOSITIVE POWER
                                      4,500,000



9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,500,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.1%

12     TYPE OF REPORTING PERSON

       IN

CUSIP No.  69073F103

                                  SCHEDULE 13G

1          NAME OF REPORTING PERSON
           /I.R.S. IDENTIFICATION NO. (Entities Only)

           Michael D. Luce

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) (_)
                                                                     (b) (X)
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.

            NUMBER OF          5      SOLE VOTING POWER
             SHARES                   0
          BENEFICIALLY
            OWNED BY           6      SHARED VOTING POWER
              EACH                    4,500,000
            REPORTING
             PERSON            7      SOLE DISPOSITIVE POWER
              WITH                    0

                               8      SHARED DISPOSITIVE POWER
                                      4,500,000

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,500,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       8.1%

12     TYPE OF REPORTING PERSON

       IN

CUSIP No. 69073F103
          ---------------------

Item 1(a).  Name of Issuer:

            Owens Corning
            --------------------------------------------------------------------

      (b). Address of Issuer's Principal Executive Offices:

            One Owens Corning Parkway
            Toledo, Ohio 43659
            --------------------------------------------------------------------

Item 2(a, b, c). Name, Principal Business Address, and Citizenship of Persons
Filing:

            Harbinger Capital Partners Master Fund I, Ltd. - Cayman Islands Harbinger Capital Partners Offshore Manager, L.L.C. - Delaware c/o International Fund Services (Ireland) Limited
            Third Floor, Bishop's Square
            Redmond's Hill
            Dublin 2, Ireland

            Philip Falcone - U.S.A.
            555 Madison Avenue
            16th Floor
            New York, New York 10022
            United States of America

            HMC Investors, L.L.C. - Delaware
            Raymond J. Harbert - U.S.A.
            Michael D. Luce - U.S.A.
            One Riverchase Parkway South
            Birmingham, Alabama 35244
            United States of America
            --------------------------------------------------------------------

      (d).  Title of Class of Securities:

            Common Stock, par value $0.10 per share
            --------------------------------------------------------------------

      (e).  CUSIP Number:

            69073F103
            --------------------------------------------------------------------

Item 3. If this Statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with ss.240.13d-1 (b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)      [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.     Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

            Harbinger Capital Partners Master Fund I, Ltd. - 4,500,000
            Harbinger Capital Partners Offshore Manager, L.L.C. - 4,500,000
            HMC Investors, L.L.C. - 4,500,000
            Philip Falcone - 4,500,000
            Raymond J. Harbert - 4,500,000
            Michael D. Luce - 4,500,000
            --------------------------------------------------------------------

     (b) Percent of class:

            Harbinger Capital Partners Master Fund I, Ltd. - 8.1%
            Harbinger Capital Partners Offshore Manager, L.L.C. - 8.1%
            HMC Investors, L.L.C. - 8.1%
            Philip Falcone - 8.1%
            Raymond J. Harbert - 8.1%
            Michael D. Luce - 8.1%
            --------------------------------------------------------------------

     (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote:

               Harbinger Capital Partners Master Fund I, Ltd. - 0
               Harbinger Capital Partners Offshore Manager, L.L.C. - 0 HMC Investors, L.L.C. - 0
               Philip Falcone - 0
               Raymond J. Harbert - 0
               Michael D. Luce - 0

          (ii) Shared power to vote or to direct the vote:

               Harbinger Capital Partners Master Fund I, Ltd. - 4,500,000 Harbinger Capital Partners Offshore Manager, L.L.C.- 4,500,000 HMC Investors, L.L.C. - 4,500,000
               Philip Falcone - 4,500,000
               Raymond J. Harbert - 4,500,000
               Michael D. Luce - 4,500,000

         (iii) Sole power to dispose or to direct the disposition of:

               Harbinger Capital Partners Master Fund I, Ltd. - 0
               Harbinger Capital Partners Offshore Manager, L.L.C. - 0 HMC Investors, L.L.C. - 0
               Philip Falcone - 0
               Raymond J. Harbert - 0
               Michael D. Luce - 0

          (iv) Shared power to dispose or to direct the disposition of:

               Harbinger Capital Partners Master Fund I, Ltd. - 4,500,000 Harbinger Capital Partners Offshore Manager, L.L.C. - 4,500,000 HMC Investors, L.L.C. - 4,500,000
               Philip Falcone - 4,500,000
               Raymond J. Harbert - 4,500,000
               Michael D. Luce - 4,500,000

Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            N/A
            --------------------------------------------------------------------

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            N/A
            --------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

            N/A
            --------------------------------------------------------------------

Item 8.     Identification  and  Classification  of Members of the Group.

     If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss..240.13d-1(d), attach an exhibit stating the identity of each member of the group.

            N/A
            --------------------------------------------------------------------

Item 9.     Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            N/A
            --------------------------------------------------------------------


Item 10.    Certification.

        (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Schedule 13G is true, complete and correct.

Date: June 22, 2006

                               HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.*
                               By: Harbinger Capital Partners Offshore Manager,
                                      L.L.C.
                               By: HMC Investors, L.L.C., Managing Member

                               By: /s/ Joel B. Piassick
                               ------------------------------------------

                               HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                    L.L.C.*
                               By: HMC Investors, L.L.C., Managing Member

                               By: /s/ Joel B. Piassick
                               ------------------------------------------


                               HMC INVESTORS, L.L.C.*

                               By: /s/ Joel B. Piassick
                               ------------------------------------------


                               /s/ Philip Falcone
                               ------------------------------------------
                               Philip Falcone*


                               /s/ Raymond J. Harbert
                               ------------------------------------------
                               Raymond J. Harbert*


                               /s/ Michael D. Luce
                               ------------------------------------------
                               Michael D. Luce*

* The Reporting Persons disclaim beneficial ownership in the shares except to the extent of the Reporting Persons' pecuniary interest therein.

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them a
Schedule 13G (including any amendments thereto, the "Schedule 13G") with respect to the common stock of Owens Corning. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his or its behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date:  June 22, 2006

                               HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.*
                               By: Harbinger Capital Partners Offshore Manager,
                                     L.L.C.
                               By: HMC Investors, L.L.C., Managing Member

                               By: /s/ Joel B. Piassick
                               ------------------------------------------

                               HARBINGER CAPITAL PARTNERS OFFSHORE MANAGER,
                                    L.L.C.*
                               By: HMC Investors, L.L.C., Managing Member

                               By: /s/ Joel B. Piassick
                               ------------------------------------------


                               HMC INVESTORS, L.L.C.*

                               By: /s/ Joel B. Piassick
                               ------------------------------------------


                               /s/ Philip Falcone
                               ------------------------------------------
                               Philip Falcone*


                               /s/ Raymond J. Harbert
                               ------------------------------------------
                               Raymond J. Harbert*


                               /s/ Michael D. Luce
                               ------------------------------------------
                               Michael D. Luce*

* The Reporting Persons disclaim beneficial ownership in the shares except to the extent of the Reporting Persons' pecuniary interest therein.



SK 03773 0003 680623